FEDERATED MUNICIPAL SECURITIES FUND, INC.

                           Federated Investors Funds
                              5800 Corporate Drive
                      Pittsburgh, Pennsylvania 15237-7000

                                 March 22, 2007


EDGAR Operations Branch
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549

     RE:  FEDERATED MUNICIPAL SECURITIES FUND, INC. (the "Fund")
             Class A Shares
             Class B Shares
             Class C Shares
                   1933 Act File No. 2-57181
                   1940 Act File No. 811-2677

Dear Sir or Madam:

      The above-referenced Fund hereby requests the withdrawal of Post-Effective Amendment No. 62 under the Securities Act of 1933 and Amendment No. 46 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Fund. This filing was filed with the Commission on March 19, 2007 pursuant to the provisions of Rule 485(a) under the Securities Act of 1933.
  We are withdrawing this filing due to incorrect requested effectiveness of 75 days after filing pursuant to paragraph (a)(ii) on the facing page of Part C of the Registration Statement on Form N-14.

      If  you  have  any questions on the above, please contact me at (412) 288-
6807.

                                                   Very truly yours,



                                                   /s/ Terri L. Kerr
                                                   Terri L. Kerr
                                                   Paralegal